

June 19, 2013

Via Email
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People's Republic of China

> **Re: China Commercial Credit, Inc.**
> **Registration Statement on Form S-1**
> **Submitted June 7, 2013**
> **File No. 333-189186**

Dear Mr. Qin:

We have completed our review of the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1
General

1. Please file all your previous response letters via EDGAR.

Cover Page

2. You say on page 9 that investing in the company represents a "high" risk. Please revise the second paragraph to use the same term instead of "significant".

Use of Market and Industrial Data, page 1

3. Your filing should be prepared in the order required by Regulation S-K. The summary should follow the table of contents. This information appears to belong in the risk factor section.

The Company
General, page 2

4. If correct, revise to add the following to the first paragraph. "The control is in the form of contractual arrangements with the owners of Wujiang Luxiang whereby Wujiang Luxiang will pay a service fee approximating 100% of its net income to a wholly-owned subsidiary of CCC in exchange for Wujiang Luxiang's approximate 62% ownership interest in CCC." Disclose, if correct, that your plan is for this net income to be directly returned to Wujiang Luxiang to increase its capital and lending capacity. As a result, CCC will have no funds and will not pay dividends. We note the related disclosure at the bottom of page 2.

5. Revise the fourth or fifth paragraph to add the last sentence from the "Loan Renewal" section on page 60. In addition, disclose as of March 31, 2013, how much of the portfolio is over 12 months old (including renewals).

Business Strategy, page 2

6. Revise to add a subsection for "CCC Investors" and discuss therein how the CCC investors will profit. In this regard, discuss the mechanics of the net income of Wujiang Luxiang, if, how, and when it will be transferred/paid to "WFOE" and paid as dividends to "CCC HK", if, how, and when the net income will be up streamed to CCC and, CCC's planned dividend policy. For each of these explanations, disclose that the owners of Wujiang Luxiang will own 62% of CCC and therefore will control all decisions. In addition, add a risk factor for "Control by Insiders" and the risk to public investors, or another similarly captioned risk factor.

CCC, page 6

7. As previously requested, please specifically state whether you plan to have any shareholder meetings, how often and where these will take place. Please also include this information in the next to last paragraph on page 20.

16 BVI Entities, page 6

8. Revise the first paragraph to explain how the BVI's will reduce taxes for the Chinese individuals.

Use of Proceeds, page 10

9. Under "Dividend Policy", it appears that the reference to "we," that is CCC, should be to Wuijang Luxiang.

Risks Related to Our Corporate Structure, page 25

10. Given the significance of the advice received from Dacheng Law Firm, please include a consent from this law firm as an exhibit to the next pre-effective amendment. See section 7(a) of the Securities Act.

11. We note a recent article in the New York Times, dated June 3, 2013, by Neil Gough, entitled "In China, Ruling Raises concern of a Chill on Foreign Investment." Please consider revising this section of the Risk Factors to mention the referenced court cases or explain to us why this would not be relevant to potential investors.

Capitalization, page 35

12. We note the tabular presentation of your capitalization table. Please address the following:

- Reconcile the net cash proceeds of $15,496,000 as disclosed on page 33 with $15,706,000 recalculated from the "as adjusted" section of your capitalization table and revise accordingly.
- We note disclosure on page 76 that your Series A and Series B preferred shares will automatically and without any action on the part of holder convert into issued and outstanding shares of common stock upon consummation of your stock offering. Please tell us how you considered this automatic conversion feature in your current presentation and revise as necessary.

Provision for Loan Losses, page 43

13. We note your disclosure that during the three months ended March 31, 2013 there were several loans with principal of $8,447,427 overdue by three days, which were subsequently extended in May for another six months. Please address the following:

- Tell us the subsequent performance and related financial statement impact of these loans during both the period from March 31, 2013 until they were extended in May and also their current status as of the date of your response.
- Your current disclosure indicates that these loans were extended. Please clarify whether these loans were considered loan extensions or loan renewals based upon the definition of these terms as provided on page 60.

Consolidated Statements of Income and Comprehensive Income, page F-3

14. We note your response and revisions made to your filing as a result of comment 23 from our letter dated May 15, 2013. Please amend your filing to also disclose earnings per share for each of the fiscal years ended December 31, 2012 presented in the filing. Please also revise to include earnings per share information in your selected financial data beginning on page 34 as well as in your Management's Discussion & Analysis section beginning on page 42 where you discuss your operating results for the periods presented.

Note 18. Capital Transaction, page F-22

15. We note your response and revisions made to your filing as a result of comment 25 from our letter dated May 15, 2013. Based upon your disclosures on page F-23, it appears that the Series A and Series B preferred stock were purchased for $500 per share and $250 per share, respectively, during 2012 based on total proceeds received from these share offerings of $322,500 and $320,000, respectively. We also note your disclosure on page 76 that these shares will be converted into 1,290 and 5,120 shares of common stock upon consummation of this offering. Based on the estimated mid-point of the price in the share offering, $6.50 per share, this would equate to a total value after conversion of approximately $8,400 and $33,300, respectively. Given your disclosure on page 77 that "…the holders of Series A stock and Series B stock will receive an aggregate of $642,500 worth of shares of common stock at the respective per share conversion prices, upon closing of this offering" please tell us the reasons for this discrepancy and revise to provide further details about the conversion terms for your preferred stock and the estimated number of shares of common stock to be issued upon conversion.

16. As a related matter, your response to comment 25 from our letter dated May 15, 2013 states that there will be no repurchase of founder shares as a result of the conversion of your Series A and Series B preferred stock. However, your disclosures on both pages 76 and F-23 continue to indicate that these shares will convert into issued and outstanding shares of common stock beneficially owned by the founder shareholder (Regeneration). Please reconcile this apparent inconsistency in your filing. To the extent that these shares will be repurchased from the founder shareholder, please explain in detail how this repurchase will be recorded.

Unaudited Consolidated Financial Statements

Restatement of Prior Period Financial Statements, page F-32

17. We note the disclosures related to the errors identified subsequent to the original issuance of your 2012 financial statements. Please address the following:

- Tell us how you determined whether these errors impacted other periods in 2012 (i.e. quarterly and/or annual) as your current presentation only discloses the effect of the restatement for the three month period ended March 31, 2012. To the extent that the restatement issues you identify have impacted other periods, please provide us with your materiality analysis discussing both quantitative and qualitative factors considered in concluding that the correction of these errors was not material to any of the other periods.
- Tell us whether this correction of an error is included within your audited financial statements for the year ended December 31, 2012 as we note that these financial statements have not been restated and appear similar to those provided in your previous amendment.
- Also, we note your disclosure on page F-23 that the $220,032 of income tax expense recorded during 2012 was comparatively minimal to your 2011 net income. Please tell us how you considered the materiality of the impact of this adjustment on other metrics such as the income tax line item in your income statement in your determination that this error was not material to the financial statements for the year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

Via Email to: Benjamin S. Reichel
             breichel@egsllp.com